Diana E. McCarthy
Partner
215-988-1146 Direct
215-988-2757 Fax
Diana.McCarthy@dbr.com

July 29, 2010

VIA EDGAR

Linda Stirling

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Institutional Funds (“Registrant”)
Post-Effective Amendment No. 65
(File Nos. 2-80543 and 811-3605)

Dear Ms. Stirling:

The following responds to our telephone conversations with you on July 27, 28 and 29, 2010, regarding our July 27, 2010 response letter to comments we received on the above-referenced Post-Effective Amendment to Registrant’s Registration Statement on Form N-1A referenced above. Our responses (in bold) follow your comments:

1. Comment: Registrant’s response to Comment #2 is insufficient and does not address the staff’s concerns that the S&P 500 Index and the Russell 1000 Growth Index do not provide appropriate market capitalization ranges for large cap portfolios such as these. The staff generally insists that the market cap range for a large cap fund begin at $10 billion and above and is concerned that using a market cap range of approximately $1 billion could be misleading to investors.

Response: Registrant will add a sentence to the Principal Investment Strategies of the Large Cap Equity Portfolio that states the following: “Large capitalization companies generally are considered to be those whose market capitalizations are, at the time the Portfolio makes an investment, within the range of the market capitalization of companies in the Standard & Poor’s 500® Composite Stock Price Index (“S&P Index”), but not below $5 billion in market capitalization at the time of investment.” A similar sentence will be added to the Principal Investment Strategies of the Large Cap Growth Portfolio. Registrant believes that this additional information and clarification should address the staff’s concerns.

2. Comment: Registrant’s response to Comment #3 is insufficient. Please revise the discussion under the “Principal Investment Strategies” section for each Portfolio so that the description of the investment management team’s evaluation process in buying and selling securities is not generic and is more Portfolio-specific.

Response: Registrant respectfully declines this comment because there are distinguishing factors discussed in each of the descriptions. For example, the

Linda Stirling

July 29, 2010

investment management team for the Large Cap Equity Portfolio buys securities “that is believes have favorable growth and valuation characteristics.” whereas the investment management team for the Large Cap Growth Fund buys securities “that it believes have favorable growth characteristics…” The discussion for the Large Cap Growth Fund also has two extra paragraphs, which explain that the Portfolio “may emphasize particular companies or market segments, such as technology,” that “[m]any of the companies in which the Portfolio invests retain their earnings to finance current and future growth,” and that “the investment management team may engage in active trading, and will not consider portfolio turnover a limiting factor in making decisions for the Portfolio.” Registrant believes that this disclosure addresses the staff’s concerns.

3. Comment: Registrant’s response to Comment #6 is insufficient as it does not explain why “Mid Cap Stock Risk” is an appropriate risk for the Large Cap Growth Portfolio.

Response: Registrant represents that “Mid Cap Stock Risk” is an appropriate risk for the Large Cap Growth Portfolio because the portfolio managers have indicated that up to 20% of the Portfolio’s assets may be invested in mid cap stocks.

We thank you for your assistance. If you should have any questions regarding the Registrant’s responses to your comments, please do not hesitate to contact the undersigned at 215-988-1146.

Sincerely,

/s/ Diana E. McCarthy
Diana E. McCarthy

cc: Craig Carberry, Esq.